News release
For immediate publication

EXPLORE OPTIX™ -BASED RESEARCH PRESENTED AT EUROPEAN SOCIETY FOR MOLECULAR IMAGING INAUGURAL
MEETING (PARIS, FRANCE)

Abstract presented by Leiden University researchers demonstrates labelling of stem cells in the brain to detect ß-galactosidase activity, using the eXplore Optix system

Montreal, Canada, May 17, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the first international meeting of the European Society for Molecular Imaging (ESMI), being held at the Museum d’Histoire Naturelle in Paris, France, from May 17 to 19, 2006.

At the ESMI conference, results obtained from ART’s eXplore Optix system will be featured in a poster entitled “Far red imaging of beta-galactosidase (â-gal) activity for stem cell detection in the brain” to be presented by a research team headed by Dr. Clemens W.G.M. Löwik, head of the Endocrinology Research Laboratory at the Leiden University Medical Center (LUMC) in the Netherlands. Researchers wanted to adapt a widely used genetic reporter system based on â-gal activity to optical approaches. To do this, they implanted â-gal and luciferase expressing stem cells into the left hemisphere of the mouse brain. Results obtained using the eXplore Optix system confirmed the presence of â-gal -expressing stem cells in the same hemisphere 10 days after the implantation, thereby indicating that â-gal may be successfully employed for in vivo imaging of deep-lying â-gal-expressing cells.

“These findings by the research team at Leiden University go further in establishing the value of eXplore Optix in the lab,” said Micheline Bouchard, ART’s President and CEO. “By developing and validating reporter constructs involving â-galactosidase, scientists will be able to then express these constructs in cell lines using non-invasive imaging technologies such as the ones developed by ART, and follow the trafficking and fate of the â-gal- expressing genes,” added Ms. Bouchard.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca